U.S. Securities and Exchange Commission
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date Examination completed:
811-22784                                            May 31, 2026
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:
BNY Mellon Municipal Bond Infrastructure Fund, Inc.

4. Address of principal executive office: (number,street,city,state,zip code) 240 Greenwich Street, New York, New York, 10286

                           Independent Accountant's Report

The Board of Directors of
BNY Mellon Municipal Bond Infrastructure Fund, Inc.

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon Municipal Bond Infrastructure Fund, Inc.
(the Company)
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of May 31, 2026.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA").
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of
BNY Mellon Municipal Bond Infrastructure Fund, Inc.
and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 : Members in Public Practice of the
Code of Professional Conduct established by the AICPA.

Included among our procedures were the
following tests performed as of May 31, 2026 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period from March 1, 2026 (the immediate date after our last examination), through May 31, 2026:

-Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

-Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

-Reconciliation of all such securities
to the books and records of the Company and The Bank of New York (the Custodian);

-Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York (the Custodian) records, if any; and

-Agreement of 1 security purchase and 1 security sale or maturity, if occurred, since our last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon Municipal Bond Infrastructure Fund, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2026, with respect to securities reflected in the investment account of the
Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Municipal Bond Infrastructure Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
August 28, 2026


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

August 28, 2026

We, as members of management of
BNY Mellon Municipal Bond Infrastructure Fund, Inc.
(the Company),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2026 and from March 1, 2026 through May 31, 2026.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of May 31, 2026 and from
March 1, 2026 through May 31, 2026, with respect to securities reflected in the investment account of the Company.

BNY Mellon Municipal Bond Infrastructure Fund, Inc.



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.